

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

September 22, 2009

<u>Via International Mail and Facsimile (514-875-3111)</u>

David J. Paterson
President and Chief Executive Officer
AbitibiBowater, Inc.
1155 Metcalfe Street
Suite 800
Montreal, Quebec, Canada H3B 5H2

      Re: **AbitibiBowater, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2008
             Filed April 30, 2009
             File No. 1-33776
             Response Letter dated September 4, 2009

Dear Mr. Paterson:

      We refer you to our comment letters dated June 29, 2009 and August 24, 2009 regarding business contacts with Cuba. We have completed our review of this subject matter and have no further comments at this time.

                          Sincerely,

                          Cecilia Blye, Chief
                          Office of Global Security Risk

cc: John Reynolds
       Assistant Director
       Division of Corporation Finance